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                                                                   EXHIBIT 21(a)

                    Advanced Fibre (AFCLO) sets rights plan

PETALUMA, Calif., May 14 (Reuters) -- Advanced Fibre Communications Inc. on Thursday said its board has adopted a shareholder rights plan that would go into effect if a person or group acquires 15 percent or more of the company's stock.

The plan is designed to guard against tactics that might be used in an attempt to gain control of the company.

Advanced Fibre said it will on May 25 distribute preferred stock purchase rights as a dividend, at the rate of one Right for each share of Common Stock held.

Each Right will entitle stockholders to buy one one-thousandth of a share of Series A Junior Participating Preferred Stock of the company at an exercise price of $225. If a person or group acquires 15 percent or more of the company's stock, then each right will entitle its holder to purchase units of the company's Series A Preferred Stock having a market value equal to twice the then-current exercise price.

The Rights expire May 25, 2008 unless redeemed earlier by AFC's Board of Directors.

Advanced Fibre manufacturers telecommunications systems for the "local loop" between telephone service users and public telephone networks worldwide.